K&L GATES LLP
STATE STREET FINANCIAL CENTER
ONE LINCOLN STREET
BOSTON, MA 02111-2950
T 617.261.3100 F 617.261.3175

October 22, 2021
VIA EDGAR

Division of Investment Management
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Attention: Patrick F. Scott

Re:    Touchstone Strategic Trust (the “Trust” or “Registrant”)
File Nos. 002-80859 & 811-03651
Registration Statement on Form N-1A

Dear Mr. Scott,
On behalf of the Trust, we submit this letter in response to comments received by telephone from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 226 under the Investment Companies Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on August 27, 2021, Accession No. 0000711080-21-000154 (the “Amendment”). The Amendment was filed to register Class R6 Shares of Touchstone Balanced Fund, Touchstone Large Cap Focused Fund and Touchstone Value Fund, each an existing series of the Trust (each a “Fund” and collectively the “Funds”).

    Unless otherwise stated herein, defined terms have the same meaning as used by the Funds in the Amendment.
Comment:
1.Please respond to all comments, the Fund is responsible for the accuracy and adequacy of the disclosure. Please fill in missing information and remove brackets around information provided in the Prospectus and the Statement of Additional Information.
Response: The Trust has made the requested changes.

2.It appears that the “Important Notice to Shareholders” language is being removed from the cover page. Per Form N-1A requirements, please keep this language on the cover page until January 1, 2022 or provide the Trust’s reasoning for not including it on the cover page.
Response: In response to the Staff’s comment, the Trust notes that it has removed the Rule 30e-3 cover page legend as of January 1, 2021, consistent with Rule 30e-3(i)(1)(ii), which permits a fund to begin relying on Rule 30e-3 once the fund “has included the required statement on each prospectus, summary prospectus, annual report to shareholders, and semi-annual report to shareholders, as applicable, required to be delivered or transmitted to shareholders for a period of two years or January 1, 2022, whichever comes first.” As an “early adopter” of Rule 30e-3, the Trust included this language on its prospectuses and shareholder reports for two years from January 1, 2019 to January 1, 2021 per the Rule 30e-3 requirements. Effective January 1, 2021, the Trust implemented online availability of its shareholder reports in reliance on Rule 30e-3, removed the cover page disclosure and now includes a modified version of the cover page disclosure on the back cover page. This position is also consistent with the adopting release for Rule 30e-3, which provides that “funds that begin providing notice at the start of 2019 will complete the two-year notice period, and may begin relying on the rule, on January 1, 2021.”
The Trust further notes that Form N-1A Item 1(a)(5) requires funds to include “if applicable, the statement required by rule 498(b)(1)(vii) under the Securities Act.” Consistent with Rule 30e-3(i)(1)(ii), as discussed above, the required statement is no longer applicable for the Trust because it completed the two-year notice period as of January 1, 2021. Although this item of Form N-1A includes a bracketed note “Effective January 1, 2022, remove the preceding paragraph (a)(5)”, the Trust understands this note to refer to the removal of the requirement to include cover page disclosure from the form itself (i.e., because it will no longer be applicable to any fund complex regardless of their compliance timeline after January 1, 2022) and does not refer to the removal of the cover page disclosure from specific registration statements as of that date.
Accordingly, the Trust respectfully declines to make any changes in response to this comment.
3.Under “The Fund’s Principal Investment Strategies”, the Touchstone Balanced Fund and the Touchstone Large Cap Focused Fund, each Fund states in the last sentence of the second paragraph or last sentence of the fourth paragraph, respectively, that the Fund may invest in equity securities of emerging market countries. Please disclose the method the Fund uses to determine whether an investment is in an emerging markets country or company.
Response: In response to the Staff’s comment, the Trust has added the following disclosure to the relevant paragraphs under the heading “The Fund’s Principal Investment Strategies” for each fund:
Emerging market countries are generally countries that are included in the Morgan Stanley Capital International (“MSCI”) Emerging Markets Index.

4.Under the heading “The Fund’s Principal Investment Strategies” for the Touchstone Large Cap Focused Fund, please clarify and explain the meaning of “Have a sustainable competitive advantage or a high barrier to entry in place. The barrier(s) to entry can be created through a cost advantage, economies of scale, high customer loyalty, or a government barrier (e.g., license or subsidy). Fort Washington believes that the strongest barrier to entry is the combination of economies of scale and higher customer loyalty.”
Response: The Trust believes that the terms “sustainable competitive advantage” of the quoted phrase within the comment, are self-explanatory and that further explanation of these terms would not add to an investor’s understanding of the prospectus disclosure in which the terms are used. Additionally, with respect to the terms “high barrier to entry,” the Trust notes that the terms are clarified within the second sentence of the quoted phrase within the comment, as it notes four instances of what the sub-advisor considers to be a high barrier to entry and also discusses what the sub-advisor believes is the strongest barrier to entry. Accordingly, the Trust respectfully declines to make any changes in response to this comment.
5.Under the heading “The Fund’s Principal Investment Strategies” for the Touchstone Large Cap Focused Fund, please clarify the statement “[a]lthough the Fund may invest in any economic sector, at times it may emphasize one or more particular sectors” to state whether the Fund concentrates in a sector or sectors. If so, please update the disclosure as well as the corresponding risk.
Response: Supplementally, the Trust notes that the Fund does not concentrate in a particular industry nor does it have a policy to do so. It may, however, focus its investments in various sectors, which may vary over time. Accordingly, the Fund includes a Sector Focus Risk among its risks. For these reasons, the Trust respectfully declines to make any changes in response to this comment.
6.Consider adding disclosure under the heading “The Fund’s Principal Investment Strategies” for the Touchstone Large Cap Focused Fund clarifying how being non-diversified and providing investors with significant exposure to a limited number of issuers is the same as or correlated to sector focus, as no specific sector is mentioned in the investment strategies.
Response: Supplementally, the Trust notes that under the heading “The Fund’s Principal Investment Strategies,” the Fund discloses that it may emphasize one or more particular sectors and separately that the Fund is non-diversified. The Trust further notes that its status as a non-diversified fund means that it may invest a higher percentage of its assets in the securities of a smaller number of issuers, may invest more of its assets in the securities of a single issuer, and may be affected more than a diversified fund by changes in the financial condition of any one issuer. This is distinct from its ability to focus its investments in a particular sector or sectors, whereby it may invest to a greater degree from time to time in certain sectors of the economy. The Trust believes that the disclosures in this regard are adequate and, therefore, the Trust respectfully declines to make any changes in response to this comment.

7.Under the heading “The Fund’s Performance”, please note the year that the Calendar Year Total Return chart is referencing.
Response: Per Item 4(b)(2)(ii) of Form N-1A, the Funds are asked to provide a bar chart showing the Fund’s annual total returns for each of the last 10 calendar years. Per this requirement, the registration statement includes the month and day of the calendar year end in the title to the Calendar Year Total Return chart and the applicable year on the horizontal axis underneath the corresponding bar. Accordingly, the Trust respectfully declines to make any changes in response to this comment.
8.Under the heading “The Fund’s Management—Sub-Advisor” for the Touchstone Value Fund, the Fund states that Mark Giambrone, Lewis Ropp and David Ganucheau, CFA have managed the Touchstone Value Fund “since 2012,” “since 2014,” and “since 2015,” respectively. Please revise this disclosure to indicate the month and year in which each portfolio manager commenced management of the Fund.
Response: In response to the Staff’s comment, the Trust has revised the disclosure as follows:

Sub-Advisor	Portfolio Managers	Investment Experience with the Fund	Primary Title with Sub-Advisor
Barrow, Hanley, Mewhinney & Strauss, LLC	Mark Giambrone	Since April 2012	Portfolio Manager, Senior Managing Director
	Lewis Ropp	Since December 2014	Portfolio Manager, Senior Managing Director
	David Ganucheau, CFA	Since October 2015	Portfolio Manager, Senior Managing Director

9.Please confirm that the contractual expense limitation reflected in the footnote to the fee table will remain in effect for no less than one year from the effective date of the Registration Statement.
Response: The Trust confirms that each contractual expense limitation reflected in the footnotes to the fee tables will remain in effect for no less than one year from the effective date of the Registration Statement and that the Registration Statement reflects such an expiration date.
10.Please add disclosure under the heading “The Fund’s Principal Investment Strategies” for the Touchstone Value Fund disclosing the number of securities the Fund expects to hold.
Response: The Trust confirms that the Fund has no target number, or range, of securities it intends to hold across all market environments. Therefore, in order to preserve flexibility for the Fund, the Trust respectfully declines to make the requested change.

11.Under the heading “The Fund’s Principal Investment Strategies” for the Touchstone Value Fund, the Fund notes that the sub-advisor “uses risk management tools to prevent over-exposure to particular market segments.” Given that the sub-advisor uses these tools, consider if the sector focus risk should remain and if so consider clarifying the “The Fund’s Principal Investment Strategies” section to indicate why sector focus is a risk given the tools noted.
Response: Supplementally, the Trust notes that while the Fund’s principal investment strategies state that the sub-advisor uses risk management tools to prevent over-exposure to particular market segments, the Fund may focus its investments within certain sectors. Accordingly, the Trust respectfully declines to make any changes in response to this comment.
_____________________________________________________

Thank you for your attention in these matters. If you have any questions, I may be reached at 617-951-9053.

Sincerely,
/s/ Abigail P. Hemnes
Abigail P. Hemnes

cc:     Meredyth A. Whitford-Schultz, Secretary of the Trust
    Clair E. Pagnano, Partner, K&L Gates LLP